6

             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549


                        SCHEDULE 13D
                       (Rule 13d-101)


          Under the Securities Exchange Act of 1934


            INTERNATIONAL MERCANTILE CORPORATION

                      (Name of Issuer)

                Common Stock, $1.00 Par Value

               (Title of Class of Securities)

                         459858 20 5

                       (CUSIP Number)

                   David J. Levenson, Esq.
          Venable, Baetjer, Howard & Civiletti, LLP
                 1201 New York Avenue, N.W.
                   Washington, D.C. 20005
                       (202) 962-4831

        (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications)


                       April 24, 1998

                (Date of Event which Requires
                  Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

               (Continued on following pages)

1.   NAME OF REPORTING PERSON:

     Ventana Consultants, Ltd.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                   (a) [ ]
                                                   (b) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:

     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEM 2(d) or 2(e)           [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

     Michigan

     NUMBER OF      7.   SOLE VOTING POWER: 200,000
      SHARES

     BENEFICIALLY   8.   SHARED VOTING POWER: 0
      OWNED BY

      EACH          9.   SOLE DISPOSITIVE POWER: 200,000
     REPORTING

     PERSON         10.  SHARED DISPOSITIVE POWER: 0
      WITH


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

     200,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                   [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     8.7%

14.  TYPE OF REPORTING PERSON:

     CO

Item 1.   Security and Issuer.

      The class of equity to which this statement relates is the common stock, $1.00 par value (the "Common Stock"), of International Mercantile Corporation (the "Issuer"), which has its principal executive offices at P.O. Box 340, Olney, MD 20832.

Item 2.   Identity and Background.

      The filer's name is Ventana Consultants, Ltd., a Michigan corporation (the "Filer"). Its principal business is business and financial consulting. The Filer's principal business address is 425 W. Michigan Avenue, Kalamazoo, Michigan 49007.

      Donald E. Oehmke is the sole shareholder, officer and director of the Filer. Mr. Oehmke's business address is 425
W. Michigan Avenue, Kalamazoo, Michigan  49007.

      Neither the Filer nor Mr. Oehmke has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

      Neither the Filer nor Mr. Oehmke has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

      The Filer acquired the 200,000 shares of Common Stock for consulting services rendered in connection with the Issuer's business; the shares were issued pursuant to a registration statement on Form S-8, filed with the Securities and Exchange Commission on August 15, 1997.

Item 4.   Purpose of Transaction.

      The 200,000 shares of Common Stock to which this statement relates are no longer held by the Filer. As described above, the Filer acquired the shares on April 24, 1998, at which time such shares were held for investment purposes, and not with the purpose nor with the effect of changing or influencing control of the Issuer. However, on the same date (April 24, 1998), the Filer sold the shares related to this Schedule 13D in the open market. Except for the foregoing, neither the Filer nor Mr. Oehmke has any current plan or proposal which relates to or would result in any of the following actions:

          (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except as otherwise contemplated by this
Schedule 13D;

          (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries;

          (d) any change in the present Board of Directors or management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

          (e)  any material change in the present
capitalization or dividend policy of the Issuer;

          (f) any other material change in the Issuer's business or corporate structure;

          (g) changes in the Issuer's Charter, Bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934;
or

          (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

          (a) The Filer was the beneficial owner of 200,000 shares, or 8.7% of the outstanding Common Stock of the Issuer (as of September 30, 1997, the date on which Issuer's most recent filing with the Securities and Exchange Commission (Form 10Q) was available, plus the 200,000 shares issued to the Filer).

          (b) The Filer had the sole power to vote, or direct the vote, and to dispose of, or direct the disposition of, the securities described in Item 5(a) above.

          (c) On April 24, 1998, the Filer acquired 200,000 shares of the Issuer's Common Stock from the Issuer for consulting services rendered in connection with the Issuer's business. On the same date, April 24, 1998, Filer sold the 200,000 shares of Common Stock in an open market sale for $50,000.

          (d)  Not applicable.

          (e) The Filer ceased to be the beneficial owner of any shares of Common Stock on April 24, 1998.

Item 6.   Contracts, Arrangements, Understandings or
           Relationships With Respect to Securities of the
           Issuer.

      None/Not applicable.

Item 7.   Material to be Filed as Exhibits.

      None/Not applicable.

                          SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Ventana Consultants, Ltd.


Dated:                   By:  /s/ Donald E. Oehmke
                              Donald E. Oehmke, President










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